Filed by SpectraSite, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: SpectraSite, Inc.
Commission File No. 001-31769

May 4, 2005

Dear fellow employee,

We are excited to announce today that American Tower and SpectraSite have agreed to merge, creating America’s premier tower company. The combination brings together two companies with similar strategies and shared values to create a single provider positioned to lead the rapidly changing telecommunications industry.

Our combined company will be unparalleled in scale, coverage, and reach. We are creating a market leader that will have over 22,000 wireless towers, including 400 broadcast towers and 2,300 towers in high growth international markets. Sixty-four percent of our towers will be located in the top 100 wireless markets. Furthermore, the combination brings together two companies with a strong focus on customer satisfaction, people development, and process improvement. By bringing together our two companies, we are convinced that we will further improve our overall position in the high-growth wireless and broadcast arena, while adding SpectraSite’s industry-leading in-building wireless business.

While we have announced this acquisition today, there is still much work to be done. As is typical for a merger this size, we expect this transaction will take several months to complete and will require shareholder and regulatory approval. The integration process, which will include leaders from both organizations, will begin immediately. However, we must continue to operate as separate companies until the merger closes.

We know that change is difficult and creates uncertainty. You will no doubt have many questions and concerns and we are committed to keeping you updated on a regular basis. Prior to the conference call we have planned for investors this morning; we will host a conference call for all employees at 10:30 AM EST. Please join the American Tower Company Conference Call by dialing 1.877.235.9047 - ID number #6123330.

We have attached a brief list of questions and answers we feel will be helpful. We want to hear your questions, so after today’s call please share your questions and concerns about the merger by talking with your manager or submitting your questions directly through the employee Portal under the Highlights Section on the home page titled “Your Merger Questions.”

Finally, we want to take this opportunity to thank you all for your continued dedication and hard work. The success of both of our companies is due to the outstanding work you and your colleagues do every day. The success of this merger will depend on your ability to stay focused on serving our customers during the period leading up to the completion of the deal. It is only because of your dedication and track record of success that we are able to embark on this exciting new phase in our companies’ history.

Sincerely,

James D. Taiclet, Jr.	Stephen H. Clark
Chairman, President, & CEO	Chairman, President, & CEO
American Tower Corporation	SpectraSite, Inc.

Questions and Answers

Will the merger result in layoffs?
We will put together an integration team that will carefully evaluate this and other issues over the next few months. In recognition of the important contributions our employees have made in creating two great organizations, there will be severance packages for those employees who are not offered a role in the new organization but who assist us through this transition.

Who will be on the integration teams?
Employees from across both companies will be involved and play important roles in creating the new organizations. Integration teams will be announced shortly.

What will happen to my benefits/stock options?
HR programs and policies, including compensation and benefits, will be studied by the HR integration team to ensure that the combined company offers equitable, competitive programs that support the business needs of this new organization. There will be no changes in HR programs until the close. You will receive information on future HR policies and programs as soon as possible.

Where will corporate headquarters be located?
The corporate office will remain in Boston and we will perform a thorough assessment through our integration teams of the best set of locations, processes, systems, and leaders for the combined company’s operations.

Who will make-up the senior management of the new combined company?
The American Tower senior management team will stay on to lead the combined company, including Jim Taiclet who will be the Chairman and CEO. Brad Singer will continue as CFO, Hal Hess as General Counsel, and Steven Moskowitz and Michael Gearon will continue in their roles as Presidents of the US Tower and International divisions, respectively. We are also pleased to announce that SpectraSite’s CEO Steve Clark and COO Tim Biltz will be joining the board of directors along with two additional continuing directors from their organization.

When is the merger expected to close?
We hope to close the deal in the fourth quarter of 2005.

Cautionary Language Concerning Forward-Looking Statements

Statements herein regarding the proposed transaction between American Tower and SpectraSite, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about American Tower and SpectraSite management’s future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of American Tower’s and SpectraSite’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of American Tower and SpectraSite shareholders to approve the transaction; the ability of American Tower to successfully integrate SpectraSite’s operations and employees; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers and employees; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in American Tower’s and SpectraSite’s filings with the Securities and Exchange Commission (“SEC”), including each company’s Annual Report on Form 10-K for the year ended December 31, 2004, which are available at the SEC’s Web site http://www.sec.gov. The information set forth herein speaks

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only as of the date hereof, and American Tower and Spectrasite disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, American Tower plans to file with the SEC a Registration Statement on Form S-4, containing a Joint Proxy Statement/Prospectus. INVESTORS AND SECURITY HOLDERS OF AMERICAN TOWER AND SPECTRASITE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN TOWER, SPECTRASITE, THE PROPOSED TRANSACTION AND RELATED MATTERS. The final Joint Proxy Statement/Prospectus will be mailed to shareholders of American Tower and SpectraSite. Investors and security holders of American Tower and SpectraSite will be able to obtain copies of the Registration Statement and the Joint Proxy Statement / Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about American Tower and SpectraSite, without charge, at the SEC’s Internet site (http://www.sec.gov). These documents may also be obtained for free from American Tower by directing a request to American Tower Corporation, Investor Relations, 116 Huntington Ave, Boston, MA 02116 or for free from SpectraSite by directing a request to SpectraSite at SpectraSite, Inc. 400 Regency Forest Drive, Cary, NC 27511, Attention: Secretary.

Participants in Solicitation

American Tower, SpectraSite and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from American Tower and SpectraSite shareholders in respect of the proposed transaction. Information regarding American Tower’s participants is available in American Tower’s Annual Report on Form 10-K for the year ended December 31, 2004, and the proxy statement, dated April 27, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Information regarding SpectraSite’s participants is available in SpectraSite’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement, dated March 31, 2005, for its 2005 annual meeting of shareholders, which are filed with the SEC. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus and to be filed with the SEC.

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